Exhibit A
IMPORTANT NEWS—PLEASE READ IMMEDIATELY AND TAKE ACTION BEFORE
11:59 P.M., BEIJING TIME ON MAY 6, 2009
     Simcere Pharmaceutical Group (“Simcere”) has approved a stock option exchange program in which you may be eligible to participate. This exchange program is an important opportunity for those of you that hold stock options under Simcere’s 2006 Stock Incentive Plan to exchange your existing stock options for replacement restricted shares.
     As you know, recent economic and market conditions have adversely affected the value of Simcere’s American Depository Shares (“ADSs”) (each of which represents two ordinary shares of Simcere), which are traded on the New York Stock Exchange under the symbol “SCR.” As a result, many of you hold stock options with exercise prices that are significantly higher than the current value of an equivalent number of Simcere’s ADSs. This voluntary stock option exchange program permits directors, employees and consultants to exchange their stock options for replacement restricted shares to be granted following the expiration of the exchange program. The number of replacement restricted shares will be based on an applicable exchange ratio established for the exchange program. In addition, these replacement restricted shares will be subject to substantially the same vesting schedule as the eligible options that are tendered in the exchange offer.
     This stock option exchange program is completely voluntary. You may keep your existing stock options at their current exercise price or you may tender all of your eligible stock options for cancellation in exchange for replacement restricted shares on the terms and conditions of the exchange program. If you elect to participate in the exchange program, you will receive a number of replacement restricted shares based on an applicable exchange ratio established for the exchange program.
     Stock options (vested and unvested) granted under our 2006 Stock Incentive Plan are eligible to be exchanged for the right to be receive replacement restricted shares. You are eligible to participate in this exchange offer only if you were a director, employee and consultant of Simcere or any affiliates as of February 28, 2009 and hold one or more eligible options.
     There are risks associated with this exchange program, and we encourage you to carefully read the accompanying offering circular entitled “Offer to Exchange Stock Options For New Replacement Restricted Shares” to fully understand the risks and benefits and terms and conditions of this exchange program. Also attached you will find an Election Form and Release Agreement to be completed if you choose to participate in the exchange program.
     If you wish to participate, the attached Election Form and Release Agreement must be completed and returned to Zhang Yinghui or Ren Weidong, by mail, email or hand delivery to the address or email address set forth in the Election Form and Release Agreement, so that it is received prior to the expiration of the exchange program (which we expect will occur at 11:59 p.m., Beijing time, on May 6, 2009). We will not accept any Election Form and Release Agreements after this time.
     Your individual stock option information, including all of your stock option grants to date and the status of each stock option is set forth in the enclosed Individual Option Statement.
     We hope that this exchange program will give our directors, employees and consultants with stock options that have exercise prices that are significantly higher than the current market price for an equivalent number of our ADSs with the benefit of receiving replacement restricted shares that may provide them with a greater reward for their ongoing commitment to the success of Simcere.